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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                         For the month of November, 2002
                                SEC File #0-24570


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                           CENTRAL MINERA CORPORATION


         Ste. 1040 - 885 West Georgia St., Vancouver, BC V6C 3E8 Canada
         --------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F


                     Form 20-F  [ X ]      Form 40-F  [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                           Yes  [   ]        No  [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-


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THIS FORM 6-K CONSISTS OF:


BRITISH COLUMBIA SECURITIES COMMISSION FORM 53-901F
PRESS RELEASE





                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                                  CENTRAL MINERA CORPORATION


                                                  By:  /s/ Michael Cytrynbaum
                                                       -------------------------
                                                  Name: Michael Cytrynbaum
                                                  Title: President



Date: November 21, 2002

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                                 BC FORM 53-901F
                              (Previously Form 27)

                        SECURITIES ACT (BRITISH COLUMBIA)

                   MATERIAL CHANGE REPORT UNDER SECTION 85(1)
          OF THE SECURITIES ACT AND SECTION 151 OF THE SECURITIES RULES


1.       REPORTING ISSUER

         Central Minera Corp.


2.       DATE OF MATERIAL CHANGE

         November 21, 2002


3.       PRESS RELEASE

         Date of Issuance:   November 21, 2002

         Place of Issuance:  Vancouver, British Columbia


4.       SUMMARY OF MATERIAL CHANGE

         The Company has cancelled an aggregate of 562,500 of the Company's common shares held in escrow pursuant to an escrow agreement entered into in 1991.


5.       FULL DESCRIPTION OF MATERIAL CHANGE

         Central Minera Corp. reports that an aggregate of 562,500 of the Company's common shares that were held in escrow pursuant to an escrow agreement entered into in 1991 in connection with the Company's initial public offering, have been cancelled without payment of any consideration to the holders. The escrow agreement provided that any shares not released from escrow ten years from the date of issuance of the receipt for the Company's prospectus relating to its initial public offering be cancelled. The prospectus was dated December 18, 1991. The 562,500 common shares that have been cancelled represented the balance of 750,000 shares originally deposited in escrow. As a result of the cancellation, the number of common shares currently issued and outstanding has been reduced from 21, 760,068 to 21,197,568.


6.       RELIANCE ON SECTION 85(2) OF THE ACT

         Not applicable.

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                                       2


7.       OMITTED INFORMATION

         Not applicable.


8.       SENIOR OFFICERS

         For further information contact:

         Michael Cytrynbaum
         President

         Telephone:        (604) 687-6191
         Fax:              (604) 669-0131


9.       STATEMENT OF SENIOR OFFICER

         The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 21st day of November, 2002.


                                      CENTRAL MINERA CORP.


                                      Per: /s/ Michael Cytrynbaum


                                      Michael Cytrynbaum, President.
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                              CENTRAL MINERA CORP.
                                   SUITE 1040
                            885 WEST GEORGIA STREET
                          VANCOUVER, BRITISH COLUMBIA
                                    V6C 3E8

                            TELEPHONE: (604) 687-6191
                               FAX: (604) 669-0131

OTC SYMBOL:  CENMF                                                       NR02-02

                                  NEWS RELEASE
                                  ------------

NOVEMBER 20, 2002 - Central Minera Corp. reports that an aggregate of 562,500 of the Company's common shares that were held in escrow pursuant to an escrow agreement entered into in 1991 in connection with the Company's initial public offering, have been cancelled without payment of any consideration to the holders. The escrow agreement provided that any shares not released from escrow ten years from the date of issuance of the receipt for the Company's prospectus relating to its initial public offering be cancelled. The prospectus was dated December 18, 1991. The 562,500 common shares that have been cancelled represented the balance of 750,000 shares originally deposited in escrow. As a result of the cancellation, the number of common shares currently issued and outstanding has been reduced from 21,760,068 to 21,197,568.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Michael Cytrynbaum

Michael Cytrynbaum
President



This release contains "forward looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21B of the Securities Exchange Act of 1934. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, goals, assumptions or future events of performance are not statements of historical fact and may be "forward looking statements". Forward looking statements are based on expectations, estimates and projections at the time the statements are made that involve a number of risks and uncertainties, which could cause actual results or events to differ materially from those presently anticipated. Factors which may cause actual results to differ include availability of financing when needed, inability to establish reserves, environmental permitting regulations and requirements, weather, unforeseen technical difficulties, unusual and unexpected geological formations and other factors set forth in the Company's filings on Form 20-F with the Securities and Exchange Commission. Forward looking statements in this news release may be identified through the use of the words such as "expects", "will", "anticipates", "estimates", "believes", or statements indicating certain actions "may", "could", or "might" occur.